FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934
W	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue.

1. Name and Address of Reporting Person Dreyfoos Jr., Alexander W.	2. Issuer Name and Ticker or Trading Symbol FPL Group, Inc. (FPL)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							X	Director		10% Owner
								Officer (give title below)		Other (specify below)
(Last) (First) (Middle) The Dreyfoos Group/Photo Electronics 505 S. Flagler Drive, Suite 1450	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)			4. Statement for Month/Day/Year December 31, 2002
7. Individual or Joint/Group Filing (Check Applicable Line)
(Street) West Palm Beach, FL 33401				5. If Amendment, Date of Original (Month/Day/Year)			X	Form filed by One Reporting Person
(City) (State) (Zip)								Form filed by More than One Reporting Person
Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Transaction Code		4. Securities Acquired (A) or Disposed of (D)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s)	6. Ownership Form: Direct (D) or Indirect (I)	7. Nature of Indirect Beneficial Ownership
			Code	V	Amount	A or D	Price

FORM 4 (continued)		Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execu- tion Date, if any (Month/ Day/ Year	4. Trans- action Code		5. Number of Derivative Securities Acquired (A) or Disposed of (D)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities		8. Price of Derivative Security	9. Number of Derivative Securities Beneficially Owned Following Reported Trans- action(s)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership
				Code	V	A	D	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Phantom Stock Units	(1)	12/31/02	_ _	A		21.7710		(1)	(1)	Common Stock	(1)	(2)	6,238.5328 (3)	D

Explanation of Responses:

(1)    Phantom Stock Units APPROXIMATE the number of phantom shares of FPL Group Common Stock attributable to phantom units credited to the reporting person's account under the FPL Group, Inc. Deferred Compensation Plan. Compensation deferred under the Plan is deemed to be invested in a number of unfunded theoretical units equal to the number of "units" which would have been credited if the deferred compensation had been invested in FPL Group's company stock fund in its Thrift Plan (the "Stock Fund"). The Stock Fund is accounted for in "units" of a unitized pool of stock and cash, with the value of each "unit" determined by reference to the closing price of FPL Group Common Stock on the New York Stock Exchange on any given date. PHANTOM STOCK UNITS REPORTED ABOVE ARE ESTIMATED based on the number of shares of FPL Group Common Stock in the Stock Fund represented by each "unit" of the Stock Fund on a given date, multiplied by the number of theoretical units credited to the reporting person upon a deferral or held at the end of the period. Accounts are payable only in cash at the end of the deferral period. This filing is not an admission that Phantom Stock Units or the theoretical units of the Stock Fund are derivative securities.

(2)     Of the 21.7710 Phantom Stock Units acquired, 21.1365, 0.1991, 0.2310, and 0.2044 Phantom Stock Units were acquired at a price of $61.73, $60.35, $52.55, and $59.80 per Phantom Stock Unit, respectively.

(3)    Differences in holdings on any given date may result from varying percentages of cash and stock held in the Stock Fund on different dates.

DENNIS P. COYLE	January 2, 2003

Signature of Reporting Person	Date